Exhibit 12.1

Statement regarding computation of ratios

	Successor							Predecessor
	Fiscal six-month period ended		Year Ended December 31,				December 4, 2006 to December 31, 2006	January 1, 2006 to December 3, 2006
	July 3, 2011	June 27, 2010	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$14	$12	$(65.2)	$(26.2)	$(1,108.1)	$(219.4)	$(73.2)	$135.9
Fixed charges	134	128	259.9	270.2	292.5	298.5	23.0	106.8

Earnings adjusted for fixed charges	148	140	194.7	244.0	(815.6)	79.1	(50.2)	242.7

Fixed charges:
Interest expense	129	123	250.8	260.5	282.6	288.8	22.3	99.1
Portion of rent expense representative of interest (1)	5	5	9.1	9.7	9.9	9.7	0.7	7.7

Total fixed charges	$134	$128	$259.9	$270.2	$292.5	$298.5	$23.0	$106.8

Ratio of earnings to fixed charges	1.1	1.1	N/A	N/A	N/A	N/A	N/A	2.3

ESTIMATE OF INTEREST WITHIN RENTAL EXPENSE
Total Rent expense (per historical financial statements)	$15	$14	$27.7	$29.3	$29.9	$29.4	$2.2	$23.2
Estimated percentage	33%	33%	33%	33%	33%	33%	33%	33%

Estimated interest within rental expense	$5	$5	$9.1	$9.7	$9.9	$9.7	$0.7	$7.7

Deficiency	—	—	$65.2	$26.2	$1,108.1	$219.4	$73.2	N/A

(1)	One third of rent expense is deemed to be representative of interest.